Manufacturing modular electric vehicles in NY.
⚡ An emerging competitor to Tesla and Rivian.



olympianmotors.com   New York NY   🐦 in ▶️ f 📷

Technology | Y Combinator | Hardware | B2C
Transportation


Highlights

1. ⚡Olympian Motors is manufacturing **modular** electric vehicles for the U.S. passenger vehicle market.

2. ⚙️We engineered a new Modular Vehicle-Drivetrain, (MVDS). 🔋Reduced tooling/machinery costs by ~80%.

3. ➕ $17M revenue pipeline. ➕ Booked 276 pre-orders for Model O1. Production Capacity:320 EVs (Q4/2023)

4. ✅ Current Investors: Y-Combinator, Climate Cap, Reunited, Soma Ven, CollabFund, Mobility Vision Fund

5. 💪High-caliber, technical founding team from Tesla, Ford, Qualcomm, Apple, Toyota and NIO.

6. 🤝 Partnered with MIH-Foxconn, NXP, Qualcomm, AWS, Android GAS, BYD, Stanford & Columbia University.

7. 🚩 Test-drives started in our facility in Brooklyn, NY. Full **commercial launch** in Q4/2023 for NY, CA.

8. ⏩Targeting 7% share in the U.S. passenger-vehicle market in 2030 ⇢ outcompeting

Our Team



Eren Alan Canarslan   Founder, CEO & Chief Engineer

Electronics Engineer and ex-VC turned Entrepreneur. Previously at Qualcomm, focused on Snapdragon automotive, Digital Chassis, AR/XR & satellites. Eren started his career at Ford's R&D team. Holds MBA from Columbia & BSc Degree in Electronics Engineering.

> We love aesthetics, minimalism and privacy. We decided to blend timeless design, minimalism and nature to bring people the most elegant electric vehicles of the 21st century.



Adam Ruddle   Head of Vehicle Engineering

Adam played critical engineering roles at Tesla, Canoo, Pininfarina. He led pivotal EV projects including NVH development for Tesla Model S, Tesla submarine car, Battista electric hypercar and electric Light Tactical Vehicle prototype to U.S. Army in 2022



Jasmine Sungu   Head of Operations & Strategy

Previously a Business Development Lead at Cisco. Prior to that, Jasmine led two large-scale EV manufacturing/supply-chain projects at IBM and E&Y. She started her career at Merrill Lynch as a BD analyst. She holds a BA in Economics from NYU.



Gigi Huang   Head of Drivetrain

Experienced powertrain and battery engineer. Previously worked at Nimbus EV, Xing Mobility and Rovilus Mobility. He has extensive experience in drivetrain and vehicle development programs. Holds a BSc Degree in Mechanical Engineer from Virginia Tech.

Olympian Motors is a modular electric vehicle company, based in New York.





⚡Olympian manufactures modular **electric vehicles with class** & aesthetics.

🔋 **Number of Pre-orders**: 276 (October, 2023)

🔋 **Future Revenue Pipeline (assuming pre-orders convert)**: $17M

🚩 Launched and debuted Model O1 in September, 2023 for NYC Climate Week.

⚙️ **Engineered Olympian MVDS**: A disruptive modular EV architecture.

⚙️ **Current Production Capacity (Q4/2023): 320 vehicles** (across Brooklyn & Detroit sites)

⚙️ **Estimated Production Capacity (Q4/2025): 24,000 vehicles**

✅ **Backed by:** Y Combinator, Newlab, Collaborative Fund, MIH Foxconn, United, Mobility Vision Fund, Reunited, Climate Capital, Soma Ventures, Columbia University, Stanford University.

💪 **Experienced technical founder team** joined from Ford, Tesla, Qualcomm, NIO, Apple.

Note: the above contains future projections which are not guaranteed.

Olympian Vehicle Line-Up

Model O1

Launch: Q3/2023
Segment: Sedan
Base Price: $80K
Battery Range: 250 miles (402 km)
System: Android Auto OS, QNX
Recycled & Eco-Friendly Parts: 3.5%
Available to purchase: NY, CA, CT, FL, NV

Model 84

Launch: Q3/2023
Segment: SUV
Base Price: $70K
Battery Range: 240 miles (386 km)
System: Android Auto OS, QNX
Recycled & Eco-friendly Parts: 4.0%
Available to purchase: NY, CA

Olympian MVDS: Disruptive Lego-EV architecture

Olympian MVDS: Modular Vehicle and Drivetrain System

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Olympian is pioneering modular EV production in American auto industry.

Olympian MVDS offers a disruptive 'Lego-EV' architecture that drastically cuts tooling, machinery, fitment and labor expenses Reduced production lead times by allowing for rapid go-to-market.



Key Differentiations:

Our team developed an innovative 'modular' vehicle & drivetrain architecture (Olympian MVDS). Olympian MVDS enables

80% reduction in tooling & machinery costs

60% faster production-lead-time compared to legacy automakers Tesla, Ford, and Rivian.

We built an efficient, Lego-like, production model, and removed bureaucracy, middle-managers and bottlenecks.

Partnered with world's leading technology, component and material providers





Olympian's Commercial Milestones:

- Received <u>272 pre-orders</u> (**paid**) (as of September 2023).

- Built <u>$17M</u> revenue pipeline.

- Started test-drives of Model O1 and Model 84 in New York.

- Started manufacturing the initial batch of EVs in Brooklyn & Detroit facilities. 2023 capacity: 320 vehicles. 2024 capacity 2,800 vehicles. 2025 capacity: 24,000 vehicles

- Pending traffic approval for NY, CA and FL from the Traffic & Safety Administration

- The first public commercial launch is in September 2023 in NYC.

- Currently pending traffic approval from the U.S. DoT (CA, NY, FL, NV, CT)

Please note: future revenues and performances are not guaranteed.

OLYMPIAN MOTORS

Manufacturing electric vehicles with style
- Objective: 7% share in the U.S. passenger vehicle market by 2030

Reinventing automotive manufacturing in the U.S.
- Innovative Modular EV (MVDS): 4 hardware + 2 software modules
- 80% reduction in tooling and machinery costs
- 60% faster production lead time

Started manufacturing in Brooklyn and Detroit facilities
- Est. 2023 Production Capacity: 320 vehicles
- Targeting the first commercial delivery by Q4/2023

We changed the status-quo in automotive design, and bring aesthetics, style and experience back to the car industry.

We aim to reinvent the car manufacturing and bringing agility, speed and cost-efficiency back to the U.S. automotive industry.

We are rapidly launching our vehicles (M01 & M82) to the market starting with New York and California. Unlike other EV companies, Olympian doesn't waste time/resources. (It took 9+ years for Lucid and 11+ years for Rivian to make their first shipment).



We developed a 'Lego-EV' architecture: Olympian MVDS.

Olympian MVDS is built on **4-core-hardware and 2-software modules**.

Olympian MVDS Key Technical Achievements:

- 80% reduction in tooling & machinery, fitment costs

- Built ~**30-50%** faster vehicle production lead time.

- 8% less wiring harness & associated labor expenses

- Achieved 4% higher miles/kwh battery efficiency in urban areas than 2022 Tesla Model 3 and 2022 Rivian R1T.

- Simplified media/navigation/infotainment module and removing dependency to display screens and buttons.





 

Note: the above charts contain future projections which cannot be guaranteed.

Olympian EV Manufacturing Capacity:

- **Current Production Capacity (Q2/2023): 320 vehicles**
- **Estimated Production Capacity (Q4/2024): 2,800 vehicles**
- **Estimated Production Capacity (Q4/2025): 24,000 vehicles**








High-caliber, technical founding team backed by leading investors and partners.

- Team of engineers from Ford, Tesla, Lucid, Qualcomm, Apple, NIO

- Backed by leading venture capital & angel investors

- Partnered with world's leading technology, component and material providers

Lean and Experienced Team

We are experienced engineers, product managers, manufacturing & supply-chain experts

CEO & Chief Architect

Eren
- Strategy & Ventures, Qualcomm
- R&D Engineer, Ford
- MBA, Columbia University

Head of Vehicle Engineering

Adam
- Body System Eng., Tesla
- Chassis Eng., Faraday Future

Head of Drivetrain

Gigi
- Powertrain Eng., Nimbus Mobility
- Head of Battery Eng., Rovilus

Technical Advisor

Henry
- Embedded & ECU Prg., NIO
- Digital Program Director, Tesla
- ECU Eng. Director, Apple

Strategy & Operations Lead

Jasmine
- Connected Vehicle Sys, Cisco
- Automotive & Mobility, IBM

Manufacturing Lead

Oz
- Chassis & Body Systems, Ford
- NVH & Acoustics Eng., Bertrandt

Supply-Chain Lead

Angela
- Supply-Chain Lead, Rix EV
- Ops Specialist, Axmotors

Product & Engineering

Adam
- F1Tenth Autonomous Perc.Team
- Columbia Space Initiative, RASC-AL

    

Our Positioning

- **Aesthetics** over banal designs

- **Minimalism** over horsepower

- **Simplicity** over invasive display screens

- **Steel and wood** over plastics





Olympian rejects today's commoditized and standardized car experience. We challenge the status-quo in automotive.

We prioritize aesthetic, nature and minimalism.

We use steel and wood in Olympian cars rather than not cheap plastic and toxic chemicals.

We have a minimalistic cockpit, removing dependency to large display screens.



- Minimalistic cockpit
- Intuitive and natural UX
- Smartphone-tethered infotainment
- AR HUD replaces display screens



Modular Vehicle & Production

In-House Design & Engineering

Tech Partners
aws android
NXP BYD Qualcomm

Olympian Operating System & Infotainment

Manufacturing Partners
MIH RGC
NEWLAB

Testing, Validation & Calibration

Why Modular?:

- Shortened design-to-production period from 6-7 years to only 8 months
- 60% faster production-lead time

- 80% reduced in tooling, machinery, fitment and labor expenses

- Pre-certified for safety
- High Serviceability

Olympian OS

[Operating and Infotainment System]





Stack Participants

Olympian Motors | Auto Tier-1 Partners | Cloud Partner | Specialist Apps Provider

EV Skateboard Provider | Auto Middleware Provider | Vehicle Platform Provider

In Cloud

Olympian Mobile App | Olympian Infotainment Applications | Partner Applications | DMS Applications | Connectivity | 3rd Party Applications
Security
Olympian Data Lake on cloud | Tier-1 Data Lake | Voice Cloud | Telematics
android aws | Cloud API Platform



- Smartphone-tethered infotainment system
- Hardware-agnostic, platform-agnostic
- Seamless cloud-based integration to middleware and service layer
- Enhanced data privacy & security

The Olympian team has ambitious objectives:

We can't predict the future, and none of this is guaranteed. But here's what we hope to accomplish:

- We aim to capture <u>7% **market share in the U.S. passenger vehicle market**</u> by 2030 by entering the EV market rapidly with our unique and provocative car designs.

- We plan to outcompete Tesla, Lucid, Rivian, Ford and GM by 2030, using the advantage of Olympian MVDS - modular vehicle/drivetrain system. We strongly believe that our modular EV approach is a smarter way to produce cars.

- We want to <u>change the manufacturing inertia in United States</u>. We bring speed, cost-efficiency and agility back to the automotive industry.

